                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

                        Commission file number 001-07155


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

     R.H. Donnelley Profit Participation Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

     R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577

                                 R.H. DONNELLEY
                            PROFIT PARTICIPATION PLAN



                               INDEX TO FORM 11-K



                                                                            Page
                                                                            ----

Report of Independent Accountants.........................................    3

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits at December 31, 2001 and
   December 31, 2000......................................................    4

   Statements of Changes in Net Assets Available for Benefits for the Years
   Ended December 31, 2001 and 2000.......................................    5

   Notes to Financial Statements..........................................    6

SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held For Investment Purposes at
   December 31, 2001......................................................   10

   Schedule of Reportable Transactions for the Year Ended
   December 31, 2001......................................................   10

Signatures................................................................   11

Exhibit 23 - Consent of Independent Accountants...........................   12

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the R.H. Donnelley Profit Participation
Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the R.H. DONNELLEY PROFIT PARTICIPATION PLAN (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2001 and reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP


New York, New York
June 18, 2002

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                        December 31,
                                                                 -------------------------
(AMOUNTS IN THOUSANDS)                                             2001             2000
------------------------------------------------------------------------------------------
                                     ASSETS

Investments, at fair value
     Mutual funds................................................$ 26,997         $ 35,327
     Debt securities.............................................  15,312           14,046
     R.H. Donnelley Common Stock Fund............................   5,112            5,107
     Loans to participants.......................................   1,078            2,020
                                                                 -------------------------
           Total investments, at fair value......................  48,499           56,500

Contributions receivable from participants and employer..........      --              107
                                                                 -------------------------

           NET ASSETS AVAILABLE FOR BENEFITS.....................$ 48,499         $ 56,607
                                                                 =========================

   The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                          Year Ended           Year Ended
(AMOUNTS IN THOUSANDS)                                                                 December 31, 2001    December 31, 2000
                                                                                      ----------------------------------------
Additions:
   Investment income:
     Interest and dividends ............................................                  $  1,443                   $  2,313

   Contributions:
     Employer ..........................................................                       664                      1,295
     Participants ......................................................                     1,840                      3,882
     Rollovers .........................................................                        35                        314
                                                                                      ----------------------------------------

            Total additions ............................................                     3,982                      7,804

Deductions:
   Net realized and unrealized depreciation in fair value of investments                     3,516                      3,696
   Distributions to participants .......................................                     8,561                     22,350
   Administrative fees .................................................                        13                          4
   Transfers to other plans ............................................                        --                      1,392
                                                                                      ----------------------------------------

            Total deductions ...........................................                    12,090                     27,442
                                                                                      ----------------------------------------

            Net decrease in net assets .................................                    (8,108)                   (19,638)

Net assets available for benefits at beginning of period ...............                    56,607                     76,245
                                                                                      ----------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF PERIOD .....................                  $ 48,499                   $ 56,607
                                                                                      ========================================

    The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Notes to the Financial Statements
December 31, 2001

NOTE 1.  PLAN DESCRIPTION

Overview

The R.H. Donnelley Profit Participation Plan (the "Plan") is a defined contribution plan established to provide eligible employees a way to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following summary provides an overview of major Plan provisions in effect for the years ended December 31, 2001 and 2000 and is provided for general information purposes. Employees that contribute to the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility and Contributions

Our full-time employees are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during the consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

Participants may contribute up to a maximum of 16% (in whole percent increments) of their included compensation or the maximum before-tax contributions allowed by the Internal Revenue Code ("IRC"), whichever is less, during the Plan year. Participants' contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after-tax earnings. We make a matching contribution of 50 cents for each dollar contributed by a participating employee up to a maximum of 6% of each participating employee's salary. The IRC limit on before-tax contributions for 2001 and 2000 was $10,500. To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), covered compensation for purposes of determining participant contributions was limited to $170,000 for 2001 and 2000.

Vesting and Investment Options

Participant contributions are fully vested when made. A participant is fully vested in the company contribution portion of their account after three years of service with the Company. In addition, a participant becomes fully vested in company contributions immediately upon attaining age 65 or in the event of death or disability.

The Plan allows participants to allocate their contributions and company contributions to various investment options available under the Plan, subject to certain restrictions as described in the Plan document. Participants are not permitted to invest more than 50% of their account balance or contributions in the R.H. Donnelley Common Stock Fund. Participants may change their allocations at any time.

Distributions and Forfeitures

Retired and permanently disabled participants are eligible to receive a lump sum distribution of the vested portion of their account, or may elect various forms of deferred distribution if their account balance is in excess of $5,000. Terminated participants are eligible to receive only a lump sum distribution.

Participants who leave the Company or are terminated before completing three years of service forfeit the company contribution portion of their account. Forfeited amounts reduce the Company's future contributions. Amounts forfeited for the years ended December 31, 2001 and 2000 totaled $41,000 and $151,000, respectively.

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at the prevailing Prime rate plus 2% at the time of the loan. At December 31, 2001, interest rates for outstanding loans ranged from 9.75% to 10.50%.

Principal and interest payments are payable ratably through payroll deductions. The total number of outstanding loans at December 31, 2001 and 2000 was 273 and 469, respectively.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the balance sheet date. Investments in debt securities are valued at redemption prices reported by the fund manager. Investments in the R.H. Donnelley Common Stock Fund are valued at the quoted market price at the balance sheet date. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on the trade-date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of Plan investments consists of realized and unrealized gains and losses.

Contributions and Distributions

Participant contributions are recorded in the period payroll deductions are made. Company contributions are based upon the provisions of the Plan. Distributions to participants are recorded when paid.

During 2000, we sold our Bell Atlantic and Cincinnati businesses, which resulted in a significant reduction in the number of our employees. As a result, the Plan experienced significant withdrawals of assets as most of the Bell Atlantic and Cincinnati employees opted to withdraw funds. In accordance with the terms of the sale of the Bell Atlantic business, all affected employees associated with the Bell Atlantic business became fully vested in the unvested company contribution portion of their account.

Expenses and Administrative Costs

Transaction and investment manager fees related to the Plan are charged against Plan assets. The Company pays trustee fees and other miscellaneous expenses of administering the Plan.

Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a number of funds that invest in stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

While we have not expressed any intent to do so, we may discontinue our contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

NOTE 3.  INVESTMENT FUNDS

During 2001 and 2000, participants of the Plan could elect to have their contributions and the company contributions invested in one or more of the following investment funds.

Fidelity Puritan Fund                        Invests primarily in high-yield
                                             U.S. and foreign equity and debt
                                             securities with an emphasis on
                                             capital preservation.

Fidelity Equity Income Fund                  Invests primarily in
                                             income-producing common and
                                             preferred stocks and may invest in
                                             bonds.

Spartan U.S. Equity Index Fund               Invests in the companies that are
                                             included in the Standard & Poor's
                                             500 Index ("S&P 500"). The fund
                                             strategy is to match the
                                             performance of the S&P 500.

Spartan Extended Market Index Fund           Invests in companies that are
                                             included in the Wilshire 4500
                                             Index. The fund strategy is to
                                             provide investment results that
                                             correspond to the total returns of
                                             stocks of small and mid-cap U.S.
                                             companies.

Fidelity Blue Chip Growth Fund               Invests primarily in equity
                                             securities of well-known,
                                             established blue chip companies.

Franklin Small Cap Growth Fund I             Invests in foreign and domestic
                                             equity securities issued by
                                             companies with market
                                             capitalization of less than $1.5
                                             billion at the time of investment.

Fidelity Diversified International Fund      Invests in companies located
                                             outside the U.S. The fund focuses
                                             on larger companies that are
                                             undervalued compared to existing
                                             norms in a particular market.

R.H. Donnelley Common Stock Fund             Invests in the common stock of R.H.
                                             Donnelley Corporation.

Managed Income Fund                          Invests in investment contracts
                                             offered by major insurance
                                             companies and other approved
                                             financial institutions and in
                                             certain types of fixed-income
                                             securities. The average interest
                                             rate for the year ended December
                                             31, 2001 and 2000 was 5.9% and
                                             6.2%, respectively.

The fair value of Plan investments was as follows:

                                                           December 31,
                                                   --------------------------
(amounts in thousands)                               2001               2000
                                                   --------------------------
Fidelity Puritan Fund                              $ 2,282            $ 2,443
Fidelity Equity Income Fund                            908                577
Spartan U.S. Equity Index Fund                      15,639 *           21,096 *
Spartan Extended Market Index Fund                   2,480              3,195
Fidelity Blue Chip Growth Fund                       2,155              2,821
Franklin Small Cap Growth Fund I                     1,408              2,167
Fidelity Diversified International Fund              2,125              3,028
R.H. Donnelley Common Stock Fund                     5,112 *            5,107 *
Managed Income Fund                                 15,312 *           14,046 *
Participant loans                                    1,078              2,020
                                                   --------------------------
   Total investments, at fair value                $48,499            $56,500
                                                   ==========================

* Investments represent more than 5% of total Plan assets as of the beginning of the year.

Net realized and unrealized gains (losses) for Plan investments were as follows:

                                                     Year ended December 31,
                                                   ---------------------------
(amounts in thousands)                               2001                2000
                                                   ---------------------------
Fidelity Puritan Fund                              $  (160)            $   (41)
Fidelity Equity Income Fund                            (80)                  4
Spartan U.S. Equity Index Fund                      (2,623)             (2,620)
Spartan Extended Market Index Fund                    (352)               (842)
Fidelity Blue Chip Growth Fund                        (452)               (545)
Franklin Small Cap Growth Fund I                      (421)               (409)
Fidelity Diversified International Fund               (383)               (527)
R.H. Donnelley Common Stock Fund                       955               1,284
Managed Income Fund                                     --                  --
                                                   ---------------------------
                                                   $(3,516)            $(3,696)
                                                   ===========================

NOTE 4.  TAX STATUS

The Internal Revenue Service ("IRS") informed us in a letter dated July 19, 2000, that the Plan was designed in accordance with applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULES

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2001

                  Identity of Issue                        Shares/Units             Cost              Fair Value
-----------------------------------------------------------------------------------------------------------------
Mutual funds:

   * Fidelity Puritan                                        129,129             $ 2,511,581         $  2,281,715
   * Fidelity Equity Income                                   18,630                 975,678              908,592
   * Fidelity Blue Chip                                       50,180               2,643,049            2,154,746
   * Fidelity Diversified International                      111,388               2,286,850            2,125,279
   * Spartan Extended Market Index                           104,648               2,903,169            2,480,155
   * Spartan U.S. Equity Index                               384,828              17,219,472           15,639,413
   * Franklin Small Cap Growth Fund I                         45,162               1,937,243            1,407,695
                                                                                 -----------         ------------
         Subtotal                                                                 30,477,042           26,997,595

Debt securities:
   * Managed Income Fund                                  15,311,818              15,311,818           15,311,818

R.H. Donnelley Common Stock Fund                             260,411               2,921,506            5,111,876

Participant loans                                                                                       1,078,020
                                                                                                     ------------

Total Assets Held for Investment Purposes                                                            $ 48,499,309
                                                                                                     ============

*  represents a party-in-interest

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Schedule of Reportable Transactions
Year Ended December 31, 2001

There were no reportable transactions for the year ended December 31, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        R.H. DONNELLEY PROFIT PARTICIPATION PLAN
                                        ----------------------------------------
                                        (Name of Plan)



                                        By:  /s/ Steven M. Blondy
                                             -----------------------------------
                                             Steven M. Blondy
                                             Senior Vice President and
                                             Chief Financial Officer

Date: June 27, 2002

                                                                      Exhibit 23



                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-27144) of R.H. Donnelley Corporation of our report dated June 18, 2002 relating to the financial statements of the R.H. Donnelley Profit Participation Plan, which appears in this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP


New York, New York
June 27, 2002